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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 11-K

(Mark One)

[X]  Annual  Report Pursuant to Section 15(d) of the Securities
     Exchange Act of 1934  [ fee required]

                    For the fiscal year end December 31, 2000

                                       OR

[  ]  Transition Report Pursuant to Section 15(d) of the Securities
      Exchange Act of 1934 [no fee required]

            For the transition period from _________ to ____________
                        Commission file number _________

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  Genesis Health Ventures, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Genesis Health Ventures, Inc.
                              101 East State Street
                            Kennett Square, PA 19348
                                 (610) 444-6350

Genesis Health Ventures, Inc. Retirement Plan Financial Statements, Supplemental Schedule and Exhibits as of December 31, 2000 and 1999 and for the year ended December 31, 2000.

The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.





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                                                                  Page No.

Items 1 - 3:      Not applicable under ERISA filing.

Item 4:           Financial Statements and Exhibits.
                  Index to Financial Statements                       3

                  Signature Page                                     13

                  Index to Exhibits                                  14






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                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN











                 Financial Statements and Supplemental Schedules
                           December 31, 2000 and 1999
                   (With Independent Auditors' Report Thereon)

                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN


                                Table of Contents



                                                                       Page

Independent Auditors' Report                                            1

Statements of Net Assets Available for Plan Benefits,
    December 31, 2000 and 1999                                          2

Statement of Changes in Net Assets Available for Plan Benefits,
    Year ended December 31, 2000                                        3

Notes to Financial Statements                                           4


Schedule:

1        Schedule of Assets Held for Investment Purposes,
         December 31, 2000                                              9

                          Independent Auditors' Report


The Pension Committee and the Participants
Genesis Health Ventures, Inc. Retirement Plan:


We were engaged to audit the accompanying statements of net assets available for plan benefits of the Genesis Health Ventures, Inc. Retirement Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                  /s/ KPMG LLP



Philadelphia, Pennsylvania
June 25, 2001

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                        GENESIS HEALTH VENTURES, INC.
                                RETIREMENT PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 2000 and 1999





                                                 2000             1999
                                            ------------     ------------

Assets:
    Cash                                   $       4,048    $     200,820
    Investments                              203,595,550      176,682,368
    Employer matching receivable               5,955,149        6,425,115
    Employee contribution receivable           2,206,251        1,612,608
    Loans to participants                      5,386,170        4,366,347
                                           -------------    -------------

            Total assets                     217,147,168      189,287,258
                                           -------------    -------------

Liabilities:
    Due to administrator                          88,380           84,228
                                           -------------    -------------

            Total liabilities                     88,380           84,228
                                           -------------    -------------

Net assets available for plan benefits     $ 217,058,788    $ 189,203,030
                                           =============    =============



See accompanying notes to financial statements.

                         GENESIS HEALTH VENTURES, INC.
                                RETIREMENT PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2000





Additions:
    Contributions:
       Employees                                          $  26,395,034
       Employer                                               5,432,957
       Rollovers                                                566,095
    Interest income and dividends                                17,960
    Transfers from other plans (note 1)                      39,241,291
                                                          -------------

            Total additions                                  71,653,337
                                                          -------------

Deductions:
    Administrative expenses                                     677,597
    Distributions and other                                  19,275,514
    Net depreciation in fair value of investments            23,844,468
                                                          -------------

            Total deductions                                 43,797,579
                                                          -------------

            Net increase                                     27,855,758

Net assets:
    Beginning of year                                       189,203,030
                                                          -------------

    End of year                                           $ 217,058,788
                                                          =============

See accompanying notes to financial statements.

                          Genesis Health Ventures, Inc.
                                 Retirement Plan
                          Notes to Financial Statements
                           December 31, 2000 and 1999

(1)    Description of the Plan

       The following description of Genesis Health Ventures, Inc. Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is for the benefit of all employees who complete 12 consecutive months during which they have been credited with at least 1,000 hours of service in their first year or any calendar year thereafter, and who have not been employed under the terms and conditions of a collective bargaining agreement. The Plan was adopted on January 1, 1989, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code.

              In February 2000, the Health Objects Corp. 401(k) Plan was merged into the Plan as a result of an acquisition made by Genesis Health Ventures, Inc. (the Company), the Plan's sponsor. Total assets transferred from the Health Objects Corp. 401(k) Plan were $203,222.

              In March 2000, the Wachusett Manor Nursing Home 401(k) Plan was merged into the Plan as a result of an acquisition made by a subsidiary of the Company. Total assets transferred from the Wachusett Manor Nursing Home 401(k) Plan were $325,374.

              In June 2000, a portion of the ADS Group, Inc. 401(k) Plan was merged into the Plan as a result of an acquisition made by a subsidiary of the Company. Total assets transferred from the ADS Group, Inc. 401(k) Plan were $198,027.

              In October 2000, the Century Care Management, Inc. 401(k) Savings Plan was merged into the Plan as a result of an acquisition made by a subsidiary of the Company. Total assets transferred from the Century Care Management, Inc. 401(k) Savings Plan were $38,514,668.

       (b)    Contributions

              Eligible employees may make a voluntary, tax-deferred annual contribution of up to $10,500 and $10,000 to the Plan for the years ended December 31, 2000 and 1999, respectively. This figure is adjusted annually for inflation as provided under the Internal Revenue Code. Each plan year, the Board of Directors of the Company may fix the proportionate contribution at any level, and intends to announce the level of such contributions in advance of each plan year. During the year ended December 31, 2000, the Company contributed amounts on behalf of each participant as follows:

                      For one to six years of service - 50% of the individual's contribution, limited to 1% of the employee's annual salary.

                      For seven years or more of service - 75% of the individual's contribution, limited to 3% of the employee's annual salary.

              The Company may also elect to make an additional profit-sharing contribution to the Plan. Such contribution is discretionary by the Company's Board of Directors. The Company did not elect to make any profit-sharing contributions for the year ended December 31, 2000.

              In order for a participant to share in the employer's matching and/or profit-sharing contributions for any plan year, the participant must have met one of the following conditions during the plan year to be considered an "active participant":

                      a)   Remained employed on the last day of the plan year;
                      b)   Retired;
                      c)   Died; or
                      d)   Became disabled.

              In addition, a participant is also required to have a minimum of 1,000 hours of service in the plan year to share in profit-sharing contributions.

       (c)    Participant Accounts

              Participants have a nonforfeitable interest in their contributions at all times, although there are certain restrictions and options on withdrawals. The participant's vested interest in their account under the Plan as it is attributable to employer matching contributions and employer profit-sharing contributions is as follows:

                                                                      Vested
                                          Years of service           percentage
                   --------------------------------------------      ----------


                   Fewer than five years                                None
                   Five years or more                                   100%
                   Attainment of age 65, death or disability
                      while in the employ of the Company                100%


              The Plan provides for modification of the vesting schedule to 100% after three or more years of service in certain situations.

       (d)    Payment of Benefits

              Normal and deferred retirement benefits, disability benefits, and vested benefits are generally distributed as a single sum. A participant may request that normal retirement benefits be distributed in approximately equal installments over a period of years not to exceed the life expectancy of the participant and the participant's designated beneficiary.

       (e)    Forfeitures

              Forfeitures of nonvested Company contributions are used to offset such future contributions.

       (f)    Investment Income

              Unrealized appreciation (depreciation) is determined periodically for the Genesis Stock Fund based on changes in the quoted market value of the Company's common stock (note 3). Unrealized appreciation (depreciation) of the Capital Preservation Fund, Janus Fund, Janus Worldwide Fund, Diversified Bond Fund, Vanguard Wellington Fund, Evergreen Growth and Income Fund, and Enhanced Stock Market Fund is determined based upon quoted market values. Dividends in the Capital Preservation Fund are reinvested. Dividends, interest income, and capital gains (losses) in the Janus Fund, Janus Worldwide Fund, Diversified Bond Fund, Vanguard Wellington Fund, Evergreen Growth and Income Fund, and Enhanced Stock Market Fund are reinvested. Such amounts are added to or deducted from the participants' accounts based on the terms of the Plan and are treated as net appreciation or depreciation in the fair value of investments in the accompanying statement of changes in net assets available for plan benefits.

(2)    Summary of Significant Accounting Policies

       The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

       (a)    Administrative Expenses

              Administrative expenses incurred in the operation of the Plan are paid by the Plan.

       (b)    Investments

              Investments in the Genesis Stock Fund are valued at their quoted market value. Investments in the Capital Preservation Fund, Janus Fund, Janus Worldwide Fund, Diversified Bond Fund, Vanguard Wellington Fund, Evergreen Growth and Income Fund, and Enhanced Stock Market Fund are valued at the respective mutual funds' net asset value, which approximates fair value.


(3)    Investments

       A participant may direct contributions in any of the following investment options in increments of 1%:

              Capital Preservation Fund invests primarily in guaranteed investment contracts.

              Janus Fund invests primarily in common stocks of a large number of issuers.

              Janus Worldwide Fund invests primarily in common stocks of foreign and domestic companies.

              Diversified Bond Fund invests in full maturity bonds.

              Genesis Health Ventures, Inc. Stock Fund invests in common stock of the Company.

              Vanguard Wellington Fund invests in a balance of equities and fixed income securities. Evergreen Growth and Income Fund invests in small- and mid-cap equity funds.

              Enhanced Stock Market Fund invests in large-cap equity index funds.

       At December 31, 2000 and 1999, the Genesis Health Ventures, Inc. Stock Fund contained 854,253 and 947,935 investment units, respectively, with a per-unit value of $0.06 and $2.71, respectively. This fund was discontinued as an investment option on June 5, 2000.

       On June 22, 2000, the Company filed for bankruptcy protection under Chapter 11 with the U.S. Bankruptcy Court in Wilmington, Delaware, and its stock was delisted from the New York Stock Exchange.

       The following presents the investment balances at December 31, 2000 and 1999:


                                                                      2000            1999
                                                                --------------  --------------

Genesis           Genesis Health Ventures, Inc. Stock Fund      $       48,872       2,567,018
Federated         Capital Preservation Fund*                        31,658,660      25,530,359
Janus             Janus Fund*                                       82,146,368      77,930,671
Janus             Janus Worldwide Fund*                             44,411,947      48,046,340
First Union       Diversified Bond Fund*                            11,407,104       8,346,045
Vanguard          Vanguard Wellington Fund*                         16,121,713       3,391,401
Evergreen         Evergreen Growth and Income Fund                   3,440,927       1,493,399
First Union       Enhanced Stock Market Fund*                       14,359,959       9,377,135
                                                                --------------  --------------

                                                                $  203,595,550     176,682,368
                                                                ==============  ==============

       *Represents 5% or more of the Plan's net assets.

       During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $23,844,468 as follows:




                  Mutual funds                 $  (22,349,738)
                  Common stock                     (2,574,814)
                  Bonds                             1,080,084
                                               ---------------

                                               $  (23,844,468)
                                               ===============

(4)    Forfeitures

       The total of nonvested forfeiture accounts used to reduce future employer contributions was $518,392 and $347,806 as of December 31, 2000 and 1999, respectively.

(5)    Federal Income Tax

       The Internal Revenue Service has determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and thus is a qualified plan for federal income tax purposes. The Company believes the Plan, as amended, continues to operate and qualify as designed.


(6)    Plan Termination

       Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend and/or terminate the Plan at any time. Upon termination, all participants will become fully vested in the amounts standing to their credit under the Plan.


(7)    Loan Fund

       Beginning March 1999, loans became an option in the Plan. Participants are able to borrow up to 50% of their vested balance with a minimum loan of $1,000 and a maximum loan of $50,000. Such loans are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Only one loan outstanding at a time is permitted. (Prior plans merged into the Plan permitted multiple loans, which were grandfathered into the Plan.)


(8)    Reconciliation of Financial Statements to Form 5500

       As of June 2001, the Plan has not yet prepared its Form 5500 for the year ended December 31, 2000.

(9)    Changes in Reporting Requirements

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999, with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are no longer required to be presented in the Plan's financial statements.

                                                                      Schedule 1
                          GENESIS HEALTH VENTURES, INC.
                                 RETIREMENT PLAN

                 Schedule of Assets Held for Investment Purposes

                               December 31, 2000




                                                                    Fair or
                                                                   contract
                    Description                                      value
-----------------------------------------------------           -------------
Common stock:
    Genesis Health Ventures, Inc.(see note below)*              $      48,872

Mutual funds:
    Federated Bank and Trust Capital
       Preservation Fund                                           31,658,660
    Janus Fund                                                     82,146,368
    Janus Worldwide Fund                                           44,411,947
    Diversified Bond Fund*                                         11,407,104
    Vanguard Wellington Fund                                       16,121,713
    Enhanced Stock Market Fund*                                    14,359,959
    Evergreen Growth and Income Fund*                               3,440,927

Loans to participants (interest rates
     range from 7.29% to 9.69%)*                                    5,386,170
                                                                -------------

Total investments                                               $ 208,981,720
                                                                =============

*   Represents a party-in-interest.

On June 22, 2000, Genesis Health Ventures, Inc. filed for bankruptcy protection under Chapter 11 with the U.S. Bankruptcy Court in Wilmington, Delaware, and subsequently, its stock was delisted from the New York Stock Exchange.

                                   SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                    GENESIS HEALTH VENTURES, INC RETIREMENT PLAN
                                    --------------------------------------------
                                                                  (Name of Plan)



                                         By: /s/ JAMES W. TABAK
                                             -------------------------------
                                             James W. Tabak, Sr. Vice President,
                                             Human Resources

Date:  June 28, 2001











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                                  EXHIBIT INDEX

Item

23       Consent of KPMG LLP, Independent Auditors